 SembCorp
Industries

02 SEP -4 AM 9: 10

Rule 12g3-2(b) File No. 825109

21 August 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



02049651

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon (Ms)
Group Company Secretary

PROCESSED

SEP 0 6 2002

THOMSON
FINANCIAL

Enclosure

SEMBCORP INDUSTRIES LTD

Notice Of Changes In Director's Shareholding

Name of <u>director</u>:   Wong Kok Siew

Date of notice to company: 21/08/2002

Date of change of shareholding: 21/08/2002

Name of registered holder: Wong Kok Siew

Circumstance(s) giving rise to the interest: *Open market purchase*

Information relating to shares held in the name of the <u>registered holder</u>: -

No. of shares which are the subject of the transaction:	100,000
% of issued share capital:	0
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	1.190
No. of shares held before the transaction:	236,446
% of issued share capital:	0
No. of shares held after the transaction:	336,446
% of issued share capital:	0

Holdings of <u>Director</u>, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	0	236,446
% of issued share capital:	0	0
No. of shares held after the transaction:	0	336,446
% of issued share capital:	0	0
Total shares:	0	336,446

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 21/08/2002 to the SGX